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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                      FORM
                                     N-8B-2



                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES





                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940





                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                         OF NEW YORK SEPARATE ACCOUNT B
                    (Formerly, FNAL Variable Life Account I)
                          Name of Unit Investment Trust


                  Issuer of periodic payment plan certificates.
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I.    ORGANIZATION AND GENERAL INFORMATION

1.    (a)   Furnish name of the trust and the Internal Revenue Service
            Employer Identification Number.

                  The Manufacturers Life Insurance Company of New York Separate Account B (herein referred to as the "Separate Account"). The Separate Account has no Internal Revenue Service Employer Identification Number.

      (b) Furnish title of each class or series of securities issued by the trust.

                  Flexible Premium Variable Life Insurance Policies (herein referred to as the "Policy" or "Policies").

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

            The Manufacturers Life Insurance Company of New York
            (herein referred to as "Manulife New York" or the "Company") Corporate Center at Rye
            555 Theodore Fremd Avenue
            Rye, New York 10580
            Employer's ID No.:  13-3646501

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

            There is no custodian or trustee of the Separate Account.

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

            There is no principal underwriter currently distributing the Policies. Manufacturers Securities Services, LLC ("MSS"), a wholly-owned subsidiary of The Manufacturers Life Insurance Company of North America, 116 Huntington Avenue, Boston, MA 02116, will be the principal underwriter of the Policies, and its Internal Revenue Service Employer Identification Number is 52-2055795.

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

            The Separate Account is authorized under the laws of the State of New York.


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6.    (a)   Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                  There is no indenture or agreement under the terms of which the Separate Account was organized or proposes to issue securities. The Separate Account was organized pursuant to a resolution of the board of directors of the Company dated May 6, 1997, which resolution will continue in effect indefinitely unless terminated by the board of directors.

      (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                  Not applicable.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

            Prior to October 1, 1997 the name of the Separate Account was "FNAL Variable Life Account I."

8.    State the date on which the fiscal year of the trust ends.

            The fiscal year of the Separate Account ends December 31.

Material Litigation

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

            There are no pending administrative proceedings commenced by, or known to be contemplated by, a governmental authority and no pending legal proceedings, material with respect to prospective purchasers of the Policies, to which the Separate Account, the Company or the principal underwriter is a party or to which the assets of the Separate Account will be subject.


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II.   GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

General Information Concerning the Securities of the Trust and the Rights of Holders

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

      (a)   Whether the securities are of the registered or bearer type.

                  The Policies are of the registered type.

      (b)   Whether the securities are of the cumulative or distributive type.

                  The Policies are of the cumulative type.

      (c) The rights of security holders with respect to withdrawal or redemption.

                  After a Policy has been in force for one policy year, the policyowner may make a partial withdrawal of the Net Cash Surrender Value. The minimum amount that may be withdrawn is $500. The policyowner should specify the portion of the withdrawal to be taken from each Investment Account and the Guaranteed Interest Account. In the absence of instructions the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. No more than one partial withdrawal may be made in any one policy month.

                  A partial withdrawal made during the Surrender Charge Period will usually result in the assessment of a portion of the surrender charges to which the Policy is subject if the withdrawal is in excess of the Withdrawal Tier Amount. The Withdrawal Tier Amount is equal to 10% of the Net Cash Surrender Value determined as of the previous policy anniversary. The portion of a partial withdrawal that is considered to be in excess of the Withdrawal Tier Amount includes all previous partial withdrawals that have occurred in the current policy year. If the Option 1 death benefit is in effect under a Policy from which a partial withdrawal is made, the face amount of the Policy will be reduced.

                  A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the value of the Policy Debt. The Net Cash Surrender Value will be determined at the end of the Business Day on which Manulife New York receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate. Surrender of


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                  a Policy during the Surrender Charge Period will usually
                  result in the assessment by Manulife New York of surrender charges.

      (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

                  A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the Values in the Investment Accounts, the Guaranteed Interest Account and the Loan Account. The portion of the Policy Value based on the Investment Accounts is not guaranteed and will vary each Business Day with the investment performance of the underlying Portfolio.

                  A policyowner may change the extent to which his or her Policy Value is based upon any specific sub-account of the Separate Account or the Company's general account. Such changes are made by transferring amounts from one or more Investment Accounts or the Company's general account to other Investment Accounts or the Company's general account. A policyowner is permitted to make twelve transfers each policy year free of charge. Additional transfers in each policy year may be made at a cost of $25 per transfer. This charge will be assessed against the Investment Account or the Guaranteed Interest Account from which the amount is being transferred. For this purpose all transfer requests received by Manulife New York on the same Business Day are treated as a single transfer request. There will be no change in issue age, risk class of the life insured or face amount as a result of any transfer.

                  The maximum amount that may be transferred from the Guaranteed Interest Account in any one policy year is the greater of $500 or 15% of the Guaranteed Interest Account value at the previous policy anniversary. Any transfer which involves a transfer out of the Guaranteed Interest Account may not involve a transfer to the Investment Account for the Money Market Trust.

                  Transfer requests must be in a format satisfactory to Manulife New York and in writing, or by telephone, if a currently valid telephone transfer authorization form is on file.

                  While the Policy is in force, the policyowner may transfer the Policy Value from all the Investment Accounts to the Guaranteed Interest Account without incurring transfer charges:

                  (a)   within 18 months after the issue date; or


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                  (b)   within 60 days of the effective date of a material
                        change in the investment objectives of the sub-accounts. Or within 60 days of the date of notification of the change.

                  Limitations. To the extent that total surrenders, partial withdrawals and transfers out of a sub-account exceed total net premium allocations and transfers into that sub-account, portfolio securities of the underlying Portfolio may have to be sold. Excessive sales of the investment portfolio securities in such a situation could be detrimental to that Portfolio and to policyowners with Policy Values allocated to sub-accounts investing in that Portfolio. To protect the interests of all policyowners, Manulife New York reserves the right to limit transfers when in its opinion processing transfers would be detrimental to a particular portfolio or to policyowners who have allocated investments to that portfolio.

      (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                  Unless the No Lapse Guarantee or Death Benefit Guarantee is in effect, a Policy will go into default if the Policy's Net Cash Surrender Value at the beginning of any policy month would go below zero after deducting the monthly deductions then due. Manulife New York will notify the policyowner of the default and will allow a 61-day grace period in which the policyowner may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero at the date of default, plus the monthly deductions due at the date of default and at the beginning of each of the two policy months thereafter, based on the Policy Value at the date of default. If the required payment is not received by the end of the grace period, the Policy will terminate and the Net Cash Surrender Value as of the date of default less the monthly deductions then due will be paid to the policyowner. If the life insured should die during the grace period following a Policy's going into default, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit payable will be reduced by any outstanding monthly deductions due at the time of death.

                  A policyowner can reinstate a Policy which has terminated after going into default at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

                  (a) The life insured's risk class is standard or preferred.


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                  (b) The life insured's attained age is less than 46.

                  A policyowner can reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

                  (a) The Policy must not have been surrendered for its Net Cash Surrender Value at the request of the policyowner;

                  (b) Evidence of the life insured's insurability satisfactory to Manulife New York is furnished to it;

                  (c) A premium equal to the payment required during the 61-day grace period following default to keep the Policy in force is paid to Manulife New York; and

                  (d) An amount equal to any amounts paid by Manulife New York in connection with the termination of the Policy is repaid to Manulife New York.

                  If the reinstatement is approved, the date of reinstatement will be the later of the date of the policyowner's written request or the date the required payment is received at the Manulife New York Service Office.

      (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                  All of the assets held in the sub-accounts of the Separate Account will be invested in shares of a particular Portfolio of Manufacturers Investment Trust. Manulife New York is the legal owner of those shares and as such has the right to vote upon matters that are required by the Investment Company Act of 1940, as amended (the "1940") Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manulife New York will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts.

                  Shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to Policies, will be voted by Manulife New York in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable Federal securities laws or regulations change so as to permit Manulife New


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
                  York to vote shares held in the Separate Account in its own right, it may elect to do so.

                  The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding portfolio of Manufacturers Investment Trust. The number will be determined as of a date chosen by Manulife New York, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the shareholders' meeting.

                  Manulife New York may, if required by state insurance officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, Manulife New York itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that Manulife New York reasonably disapproves such changes in accordance with applicable Federal regulations. If Manulife New York does disregard voting instructions, it will advise policyowners of that action and its reasons for such action in the next communication to policyowners.

      (g)   Whether security holders must be given notice of any change in:

            (1)   the composition of the assets of the trust.

                  Notice of any change in shares of the portfolios of the Trust held or to be acquired by the Separate Account will be given to policyowners.

            (2) the terms and conditions of the securities issued by the trust.

                  No change may be made by the Company in the terms and conditions of issued Policies without notice to policyowners.

            (3)   the provisions of any indenture or agreement of the trust.

                  There is no indenture or agreement relating to the Separate Account except for the Policies (see response to item 10(g)(2) above) and the underwriting agreement. (See exhibits A(5) and A(3)(a).) The underwriting agreement may be changed without notice to contract owners.


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            (4)   the identity of the depositor, trustee or custodian.

                  Policyowners will receive notice of any change in the identity of the Company. There is no custodian or trustee the Separate Account.

      (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

            (1)   the composition of the assets of the trust.

                  Consent of policyowners is not required for any change in shares of the portfolios of the Trust held or to be acquired by the Separate Account.

            (2) the terms and conditions of the securities issued by the trust.

                  No adverse change may be made in the terms and conditions of any issued Policy without the consent of the policyowner, except as may be required to make it conform to any law or regulation or ruling issued by a governmental agency.

            (3)   the provisions of any indenture or agreement, of the trust.

                  See response to item 10(g)(3); no consent of policyowners is required for any change in the underwriting agreement.

            (4)   the identity of the depositor, trustee or custodian.

                  The identity of the Company cannot be changed. There is no custodian or trustee of the Separate Account.

      (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                  Premium Limitations

                  After the payment of the Initial Premium, premiums may be paid at any time and in any amount during the lifetime of the life insured subject to certain limitations. After the Initial Premium, all premiums must be paid to the Manulife New York Service Office. Unlike traditional insurance, premiums are not payable at specified intervals or in specified amounts. A Policy will be issued with a Planned Premium which is based on the amount of premium the policyowner wishes to pay.


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                  Manulife New York will send notices to the policyowner setting forth the Planned Premium at the payment interval selected by the policyowner, unless payment is being made pursuant to a pre-authorized payment plan. However, the policyowner is under no obligation to make the indicated payment.

                  Manulife New York will not accept any premium payment which is less than $50, unless the premium is payable pursuant to a pre-authorized payment plan. In that case the Company will accept a payment of as little as $10. Manulife New York may change these minimums on 90 days' written notice. The Policies also limit the sum of the premiums that may be paid at any time in order to preserve the qualification of the Policies as life insurance for Federal tax purposes. These limitations are set forth in each Policy. Manulife New York reserves the right to refuse or refund any premium payments that may cause the Policy to fail to qualify as life insurance under applicable tax law.

                  Short-Term Cancellation Right And "Free Look" Provisions

                  A Policy may be returned for a refund of the premium within 10 days after it is received, within 45 days after the application for the Policy is signed, or within 10 days after Manulife New York mails or delivers a notice of right of withdrawal, whichever is latest. The Policy can be mailed or delivered to the Manulife New York agent who sold it or to the Manulife New York Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, Manulife New York will refund any premium paid. Manulife New York reserves the right to delay the refund of any premium paid by check until the check has cleared.

                  If a policyowner requests an increase in face amount which results in new surrender charges, he or she will have the same rights as described above to cancel the increase. If canceled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. A policyowner may request a refund of all or any portion of premiums paid during the free look period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

                  The Insurance Benefit

                  If the Policy is in force at the time of the life insured's death, Manulife New York will pay an insurance benefit based on the death benefit option selected by the policyowner upon receipt of due proof of death. The amount payable will be the death benefit under the selected option, plus any


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                  amounts payable under any supplementary benefits added to the
                  Policy, less the value of the Policy Debt at the date of death. The insurance benefit will be paid in one sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, Manulife New York will pay interest from the date of death to the date of payment. If the life insured should die after the Company's receipt of a request for surrender, no insurance benefit will be payable, and Manulife New York will pay only the Net Cash Surrender Value.

                  No Lapse Guarantee

                  On Policies issued with a face amount of at least $250,000 (calculated as described below), the policyowner may elect the No Lapse Guarantee. If elected, as long as the No Lapse Guarantee Cumulative Premium Test (see below) is satisfied during the No Lapse Guarantee Period, as described below, Manulife New York will guarantee that the Policy will not go into default, even if a combination of Policy loans, adverse investment experience and other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a policy month. For purposes of determining the face amount at issue for the No Lapse Guarantee, the face amount shall include any amounts purchased under the supplementary insurance option.

                  The No Lapse Guarantee Period is the first 5 Policy Years for life insureds with an issue age up to and including 85. It is not offered to life insureds whose Issue Age exceeds 85.

                  While the No Lapse Guarantee is in effect, Manulife New York will determine at the beginning of each policy month whether the No Lapse Guarantee Cumulative Premium Test, described below, has been satisfied. If it has not been satisfied, the Company will notify the policyowner of that fact and allow a 61-day grace period in which the policyowner may make a premium payment sufficient to keep the No Lapse Guarantee in effect. This required payment, as described in the notification to the policyowner, will be equal to the outstanding premium requirement as of the date the No Lapse Guarantee was not satisfied plus the Monthly No Lapse Guarantee Premium due for the next two policy months. If the required payment is not received by the end of the grace period, the No Lapse Guarantee will terminate, and the Policy subsequently may go into default if the Policy's Net Cash Surrender Value is insufficient to meet the monthly deductions due at the beginning of a policy month. A death benefit option change will also terminate the No Lapse Guarantee if it is in effect at the time of the change as will a decrease in face amount below $250,000. The No Lapse Guarantee cannot be reinstated after it has been terminated.


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
                  No Lapse Guarantee Cumulative Premium Test

                  The No Lapse Guarantee Cumulative Premium Test is satisfied if, as of the beginning of the policy month, the sum of all premiums paid to date less any partial withdrawals and less any Policy Debt is at least equal to the sum of the Monthly No Lapse Guarantee Premiums due since the policy date, as follows:

                  The Policy will satisfy the No Lapse Guarantee Cumulative Premium Test if (a) is greater than or equal to (b), where:

                  (a) is the sum of all premiums paid, less any partial withdrawals and less any Policy Debt; and

                  (b) is the sum of the Monthly No Lapse Guarantee Premiums due since the policy date.

                  The Monthly No Lapse Guarantee Premium is one-twelfth of the No Lapse Guarantee Premium. The No Lapse Guarantee Premium is set forth in the Policy. It is subject to change if the face amount of the Policy is changed, or if there is any change in the supplementary benefits added to the Policy or in the risk class of any life insured.

                  Death Benefit Guarantee

                  Policies With Face Amounts Of At Least $250,000. If elected by the policyowner, on policies issued and maintained with a minimum face amount of $250,000, and if the Death Benefit Guarantee Cumulative Premium Test (see below) is satisfied, Manulife New York will guarantee that the Policy will not go into default even if a combination of policy loans, adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a policy month.

                  If elected by the policyowner, on Policies issued and maintained with a minimum face amount of $250,000, if after the tenth policy anniversary the Death Benefit Guarantee Cumulative Premium Test is not satisfied but the Fund Value Test (see below) is satisfied, Manulife New York will keep the Death Benefit Guarantee in effect.

                  This Death Benefit Guarantee will expire at the end of a policy year specified in the Policy, currently (i) the year in which the life insured reaches attained age 100 if Death Benefit Option 1 is maintained throughout the life of the Policy and (ii) the year in which the life insured reaches attained age 85 if Death Benefit Option 2 is selected at any time. While the


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
                  guarantee is in effect, Manulife New York will determine at the beginning of each policy month whether the Death Benefit Guarantee Cumulative Premium Test or the Fund Value Test has been satisfied. If neither has been satisfied, the Company will notify the policyowner of that fact and allow a 61-day grace period in which the policyowner may make a premium payment sufficient to keep the Death Benefit Guarantee in effect. The required payment will be equal to the outstanding premium required to meet the Death Benefit Guarantee Cumulative Premium Test at the date neither test was satisfied, plus the Monthly Death Benefit Guarantee Premium due for the next two policy months. If the required payment is not received by the end of the grace period, the Death Benefit Guarantee will terminate. Once the Death Benefit Guarantee is terminated, it cannot be reinstated.

                  Policies With Face Amounts Under $250,000. On Policies with a face amount less than $250,000 at issue or after face amount decrease, if the Death Benefit Guarantee Cumulative Premium Test is satisfied in the first three years, Manulife New York will guarantee that the Policy will not go into default even if a combination of policy loans, adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a policy month. After the third policy anniversary, there is no Death Benefit Guarantee on (a) Policies issued with face amounts of less than $250,000 or (b) Policies on which a face amount decrease has resulted in a face amount of less than $250,000.

                  Death Benefit Guarantee Cumulative Premium Test. The Policy provides for a Death Benefit Guarantee Cumulative Premium Test. The Death Benefit Guarantee Cumulative Premium Test is satisfied if at the beginning of each policy month the sum of all premiums paid to date less any partial withdrawals and any Policy Debt is at least equal to the sum of the Monthly Death Benefit Guarantee Premiums due since the policy date. The Death Benefit Guarantee Premium is set forth in the Policy. It is subject to change if the face amount of the Policy or the death benefit option is changed or if there is any change in the supplementary benefits added to the Policy or in the risk class of the life insured.

                  Fund Value Test. The Policy provides for a Fund Value Test. The Fund Value Test is applicable after the tenth anniversary of the Policy. The Fund Value Test is satisfied if at the beginning of each policy month the Net Policy Value is greater than or equal to the Gross Single Premium.

                  Death Benefit Options

                  The Policy permits the policyowner to select one of two death benefit options -- Option 1 and Option 2. Under Option 1 the death benefit is the


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                  face amount of the Policy at the date of death or, if greater, the Policy Value at the date of death multiplied by the applicable percentage in the table set forth below. Under Option 2 the death benefit is the face amount of the Policy plus the Policy Value at the date of death or, if greater, the Policy Value at the date of death multiplied by the applicable percentage in the following table:

                 CORRIDOR                    CORRIDOR                      CORRIDOR                          CORRIDOR
 AGE            PERCENTAGE       AGE         PERCENTAGE       AGE          PERCENTAGE        AGE             PERCENTAGE
----------------------------------------------------------------------------------------------------------------------
40 & below        250%            51            178%           62             126%            73                 109%
    41            243             52            171            63             124             74                 107
    42            236             53            164            64             122           75-90                105
    43            229             54            157            65             120             91                 104
    44            222             55            150            66             119             92                 103
    45            215             56            146            67             118             93                 102
    46            209             57            142            68             117             94                 101
    47            203             58            138            69             116         95 & above             100
    48            197             59            134            70             115
    49            191             60            130            71             113
    50            185             61            128            72             111

                  Regardless of which death benefit option is in effect, the relationship of Policy Value to death benefit will change whenever the "corridor percentages" are used to determine the amount of the death benefit. This will occur whenever multiplying the Policy Value by the applicable percentage set forth in the above table results in a greater death benefit than would otherwise apply under the selected option.

                  Death Benefit Option Changes

                  The death benefit option is selected initially by the policyowner in the application. After the Policy has been in force for one year the death benefit option may be changed effective as of any subsequent policy month. Written request for a change must be received by Manulife New York at least 30 days prior to the beginning of a policy month in order to become effective on that date. The Company reserves the right to limit a request for change if the change would cause the Policy to fail to qualify as life insurance for tax purposes.

                  A change in death benefit option will result in a change in the Policy's face amount in order to avoid any change in the amount of the death benefit.

                  If the change in death benefit is from Option 1 to Option 2, the new face amount will be equal to the face amount prior to the change minus the

                  Policy Value on the effective date of the change. A change to Option 2 will not be allowed if it would cause the face amount of the Policy to go below the minimum face amount of $50,000 ($100,000 for preferred risk policies). A change of death benefit option to Option 2 will shorten the death benefit guarantee period to the year in which the life insured reaches attained age 85.

                  If the change in death benefit is from Option 2 to Option 1, the new face amount will be equal to the face amount prior to the change plus the Policy Value on the effective date of the change. The increase in face amount resulting from a change to Option 1 will not affect the amount of surrender charges to which a Policy may be subject. The Company has the right to require satisfactory evidence of insurability before permitting a change from Option 2 to Option 1. The Company does not currently require evidence of insurability when making this change.

                  Policyowners who wish to have level insurance coverage should generally select Option 1. Under Option 1, increases in Policy Value usually will reduce the net amount of risk under a Policy which will reduce cost of insurance charges. This means that favorable investment performance should result in a faster increase in Policy Value than would occur under an identical Policy with Option 2 in effect. However, the larger Policy Value which may result under Option 1 will not affect the amount of the death benefit unless the corridor percentages are used to determine the death benefit.

                  Policyowners who want to have the Policy Value reflected in the death benefit so that any increases in Policy Value will increase the death benefit should generally select Option 2. Under Option 2, the net amount at risk will remain level unless the corridor percentages are used to determine death benefit, in which case increases in Policy Value will increase the net amount at risk.

                  Face Amount Changes

                  Subject to certain limitations, a policyowner may, upon written request, increase or decrease the face amount of the Policy. A change in face amount may affect the Death Benefit Guarantee Premium, the monthly deductions and surrender charges. Currently, each increase or decrease (other than a decrease resulting from a partial withdrawal) in face amount must be at least $50,000 ($100,000 for increases in preferred risk policies). Manulife New York reserves the right to increase or decrease the minimum face amount change on 90 days' written notice to the policyowner. The Company also reserves the right to limit a change in face amount to the extent necessary to prevent the Policy from failing to qualify as life insurance for tax purposes.

                  Increases. Increases in face amount are subject to satisfactory evidence of insurability. Increases may be made only once per policy year and only after the second policy anniversary. An increase will become effective at the beginning of the next policy month following the date Manulife New York approves the requested increase. The Company reserves the right to refuse a requested increase if the life insured's age at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.

                  An increase in face amount will usually result in the Policy's being subject to new surrender charges. The new surrender charges will be computed as if a new Policy were being purchased for the increase in face amount. For purposes of determining the new deferred sales charge, a portion of the Policy Value at the time of the increase, and a portion of the premiums paid on or subsequent to the increase, will be deemed to be premiums attributable to the increase. Any increase in face amount to a level less than the highest face amount previously in effect will have no effect on the surrender charges to which the Policy is subject, since surrender charges, if applicable, will have been assessed in connection with the prior decrease in face amount. The insurance coverage eliminated by the decrease of the oldest face amount will be deemed to be restored first. As with the purchase of a Policy, a policyowner will have a free look right with respect to any increase resulting in new surrender charges.

                  No additional premium is required for a face amount increase. However, a premium payment may be necessary to prevent the Policy from going into default, since new surrender charges resulting from an increase would automatically reduce the Net Cash Surrender Value of the Policy. Moreover, a new Death Benefit Guarantee Premium will be determined.

                  Decreases. A decrease in the face amount may be requested only once per policy year and only after the Policy has been in force for one year. A decrease in face amount will become effective at the beginning of the next policy month following the receipt of a properly executed request. A decrease will not be allowed if it would cause the face amount to go below the minimum face amount of $50,000 ($100,000 for preferred risk policies).

                  A decrease in face amount during the Surrender Charge Period will usually result in surrender charges being deducted from the Policy Value. For purposes of determining surrender and cost of insurance charges, a decrease will reduce face amount in the following order: (a) the face amount provided by the most recent increase, then (b) the face amounts provided by the next most recent increases successively, and finally (c) the initial face amount.

                  General Account

                  The general account of Manulife New York consists of all assets owned by the Company other than those in its separate accounts. Subject to applicable law, Manulife New York has sole discretion over the investment of the assets of the general account.

                  A policyowner may elect to allocate net premiums to the Guaranteed Interest Account or to transfer all or a portion of the Policy Value to the Guaranteed Interest Account from the Investment Accounts. Transfers from the Guaranteed Interest Account to the Investment Accounts are subject to restrictions. Manulife New York will hold the reserves required for any portion of the Policy Value allocated to the Guaranteed Interest Account in its general account. However, an allocation of Policy Value to the Guaranteed Interest Account does not entitle the policyowner to share in the investment experience of the general account. Instead, Manulife New York guarantees that the Policy Value in the Guaranteed Interest Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the general account. The Company may, at its sole discretion, credit a higher rate of interest, although it is not obligated to do so. The policyowner assumes the risk that interest credited may not exceed the guaranteed minimum rate of 4% per year.

                  Miscellaneous Policy Provisions

                  Beneficiary. One or more beneficiaries of the Policy may be appointed by the policyowner by naming them in the application. Beneficiaries may be appointed in three classes -- primary, secondary and final. Thereafter the beneficiary may be changed by the policyowner during the life insured's lifetime by giving written notice to Manulife New York in a form satisfactory to it unless an irrevocable designation has been elected. If the life insured dies and there is no surviving beneficiary, the policyowner, or the policyowner's estate if the policyowner is the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, the Company will pay the insurance benefit as if the beneficiary had died before the life insured.

                  Incontestability. Manulife New York will not contest the validity of a Policy after it has been in force during the life insured's lifetime for two years from the issue date. It will not contest the validity of an increase in face amount or the addition of a supplementary benefit after such increase or addition has been in force during the life insured's lifetime for two years. If a Policy has been reinstated and been in force for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.

                  Misstatement Of Age Or Sex. If the life insured's stated age or sex or both in the Policy are incorrect, Manulife New York will change the face amount of insurance so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have bought for the correct age and sex.

                  Suicide Exclusion. If the life insured dies by suicide within two years from the issue date, Manulife New York will pay only the premiums paid less any partial withdrawals of the Net Cash Surrender Value and any amount in the Policy Debt. If the life insured should die by suicide within two years after a face amount increase, the death benefit for the increase will be limited to the monthly deduction for the increase.

                  Assignment. Manulife New York will not be bound by an assignment until it receives a copy of it at its Service Office. Manulife New York assumes no responsibility for the validity or effects of any assignment.

                  Conversion Privilege. The policyowner may effectively convert his or her policy at any Policy Anniversary, to a fixed paid-up benefit, without evidence of insurability. The Policy Value, other values based thereon, the Investment Account values and the Death Benefit Guarantee will be determined as of the Business Day on which the Company receives the written request for conversion. The basis for determining the Policy Value will be the Commissioners 1980 Standard Ordinary Smoker or Non-Smoker Mortality Table and an interest rate of 4% per year. The Flexible Premium Variable Life coverage cannot be reinstated after the date of conversion.

                  Supplementary Benefits. Subject to state approval and certain requirements, one or more supplementary benefits may be added to a Policy, including those providing term insurance for additional insureds, providing supplementary insurance options, providing accidental death coverage, waiving monthly deductions upon disability, and, in the case of corporate-owned Policies, permitting a change of the life insured. More detailed information concerning supplementary benefits may be obtained from an authorized agent of the Company. The cost of any supplementary benefits will be deducted as part of the monthly deduction.

                  Payment Of Proceeds. As long as the Policy is in force, Manulife New York will ordinarily pay any policy loans, partial withdrawals, Net Cash Surrender Value or any insurance benefit within seven days after receipt at the Manulife New York Service Office of all the documents required for such a payment.

                  The Company may delay the payment of any policy loans, partial withdrawals, Net Cash Surrender Value or the portion of any insurance benefit that depends on the Guaranteed Interest Account value for up to six months; otherwise the Company may delay payment for any period during which (i) the New York Stock Exchange is closed for trading (except for normal holiday closings) or trading on the New York Stock Exchange is otherwise restricted; or (ii) an emergency exists as defined by the Securities and Exchange Commission ("SEC") or the SEC requires that trading be restricted; or (iii) the SEC permits a delay for the protection of policyowners. Also, transfers may be denied under the circumstances stated in clauses (i),
                  (ii) and (iii) above and under the circumstances previously set forth.

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.).

            The Separate Account will invest in shares of Manufacturers Investment Trust, a registered open-end management investment company having a number of separate portfolios.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

      (a)   Name of company.

                  Manufacturers Investment Trust (hereinafter the "Trust")

      (b)   Name and principal business address of depositor.

                  There is no depositor for the Trust.

      (c)   Name and principal business address of trustee or custodian.

                  State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110 acts as custodian for the Trust.

      (d)   Name and principal business address of principal underwriter.

                  There is no principal underwriter for the Trust.

      (e) The period during which the securities of such company have been the underlying securities.

                  To date, no shares of the portfolios of the Trust have been acquired by the Separate Account.

Information Concerning Loads, Fees, Charges and Expenses

13.   (a)   Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

            (A)   the nature of such load, fee, expense, or charge;

            (B)   the amount thereof;

            (C) the name of the person to whom such amounts are paid and his relationship to the trust;

            (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                  (1) Principal Payments

                  Manulife New York currently makes no deduction of charges from premium payments for state and local taxes. The maximum amount of deductions for such charges which may be applicable to future premium payments is 2.35%. Manulife New York currently makes no deduction of a charge from premium payments for Federal taxes. The maximum amount of deduction for such a charge which may be applicable to future premium payments is 1.25%.

                  (2) Underlying Securities

                  Monthly Deductions

                  Each month a deduction consisting of an administration charge, a charge for the cost of insurance, a charge for mortality and expense risks, and charge(s) for any supplementary benefit(s) is deducted from Policy Value. The monthly deduction will be allocated among the Investment Accounts and (other than the mortality and expense risks charge) the Guaranteed Interest Account in the same proportion as the Policy Value in each bears to the Net Policy Value. Monthly deductions due prior to the effective date will be taken on the effective date instead of the dates they were due. If the Policy is still in force when the life insured attains age 100, no further monthly deductions will be taken from the Policy Value.

                  Administration Charge. The monthly administration charge is $35 until the first anniversary and, thereafter, $10 (the right is reserved to increase the administration charge by an additional amount up to $.01 per $1,000 of face amount per month). The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various charges permitted under a Policy.

                  Cost Of Insurance Charge. The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each policy month. The cost of insurance rate is based on the life insured's issue age, the duration of the coverage, sex and risk class. The rate is determined separately for the initial face amount and for each increase in face amount. Cost of insurance rates will generally increase with the life insured's age. Any additional ratings as indicated in the Policy will be added to the cost of insurance rate.

                  The cost of insurance rates used by Manulife New York reflect its expectations as to future mortality experience as based on current experience. The rates may be changed from time to time on a basis which does not unfairly discriminate within the class of life insureds. In no event will the cost of insurance rate exceed the guaranteed rate set forth in the Policy except to the extent that an extra rate is imposed because of an additional rating applicable to the life insured. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Tables.

                  The net amount at risk to which the cost of insurance rate is applied is the difference between the death benefit, divided by 1.0032737 (a factor which reduces the net amount at risk for cost of insurance charge purposes by taking into account assumed monthly earnings at an annual rate of 4%), and the Policy Value. Because different cost of insurance rates may apply to different levels of insurance coverage, the net amount at risk will be calculated separately for each level of insurance coverage. When the Option 1 death benefit is in effect, for purposes of determining the net amount at risk applicable to each level of insurance coverage, the Policy Value is attributed first to the initial face amount and then, if the Policy Value is greater than the initial face amount, to each increase in face amount in the order made.

                  Because the calculation of the net amount at risk is different under the death benefit options when more than one level of insurance coverage is in effect, a change in the death benefit option may result in a different net amount at risk for each level of insurance coverage than would have occurred had the death benefit option not been changed. Since the cost of insurance is calculated separately for each level of insurance coverage, any change in the net amount at risk for a level of insurance coverage resulting from a change in the death benefit option may affect the amount of the charge for the cost of insurance. Partial withdrawals and decreases in face amount will also affect the manner in which the net amount at risk for each level of insurance coverage is calculated.

                  Mortality And Expense Risks Charge. Manulife New York deducts a monthly charge from the Policy Value for the mortality and expense risks it assumes under the Policies. This charge is made at the beginning of each policy month at a rate of 0.075% through the later of the tenth anniversary of the Policy and the policyowner's attained age of 60 and, thereafter, 0.0375%. It is assessed against the value of the policyowner's Investment Accounts by cancellation of units in the same proportion as the value of each Investment Account bears to the total value of the Investment Accounts. The mortality risk assumed is that lives insured may live for a shorter period of time than the Company estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than the Company estimated. Manulife New York estimates that virtually all of the mortality and expense risks charge currently relates to expense risks. Manulife New York will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policies.

                  Other Charges

                  Currently, Manulife New York makes no charge against the Separate Account for Federal, state or local taxes that may be attributable to the Separate Account or to the operations of the Company with respect to the Policies. However, if Manulife New York incurs any such taxes, it may make a charge therefor.

                  Charges will be imposed on certain transfers of Policy Values, including a $25 charge for each transfer in excess of twelve in a policy year and a $5 charge for each Dollar Cost Averaging transfer when Policy Value does not exceed $15,000.

                  Information regarding investment advisory fees paid by the Trust is set forth on pages 89 through 92 of the prospectus contained in post-effective amendment No. 38 to the registration statement of the Trust, File No. 2-94157, which pages are incorporated herein be reference.

                  (3) Distributions

                  Surrender Charges

                  Manulife New York will assess surrender charges upon surrender, a partial withdrawal of Policy Value in excess of the Withdrawal Tier Amount, a requested decrease in face amount, or lapse. The charges will usually be assessed if any of the above transactions occurs within the Surrender Charge Period unless the charges have been previously deducted. There are two surrender charges -- a deferred underwriting charge and a deferred sales charge.

                  Deferred Underwriting Charge. The deferred underwriting charge is $4.50 for each $1,000 of face amount of life insurance coverage initially purchased or added by increase. In effect, the charge applies only to the first $500,000 of face amount initially purchased or the first $500,000 of each subsequent increase in face amount. Thus, the charge made in connection with any one underwriting will not exceed $2,250. The amount of the charge remains level for five years. Following the fifth year after issuance of the Policy or a face amount increase, the charge applicable to the initial face amount or increase will decrease each month by varying rates depending upon the life insured's issue age until the charge has decreased to zero.

                  The deferred underwriting charge is designed to cover the administrative expenses associated with underwriting and policy issue, including the costs of processing applications, conducting medical examinations, determining the life insured's risk class and establishing policy records.

                  Deferred Sales Charge. The maximum deferred sales charge is 50% of premiums paid up to a maximum number of Target Premiums that varies (from -- 2.00 to 2.59) according to the issue age of the life insured, the face amount at issue and the amount of any increase. This charge compensates the Company for some of the expenses of selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature.

                  The deferred sales charge deducted in any policy year is not specifically related to sales expenses incurred in that year. Instead, the Company expects that the major portion of the sales expenses attributable to a Policy will be incurred during the first policy year, although the deferred sales charge might be deducted up to fifteen years later. Manulife New York anticipates that the aggregate amounts received under the Policies for sales charges will be insufficient to cover aggregate sales expenses. To the extent that sales expenses exceed sales charges, Manulife New York will pay the excess from its other assets or surplus, including amounts derived from the mortality and expense risks charge described below.

                  The Target Premium for the initial face amount is specified in the Policy. A Target Premium will be computed for each increase in face amount above the highest face amount of coverage previously in effect, and the policyowner will be advised of each new Target Premium. Target Premiums depend upon the face amount of insurance provided at issue or by an increase and the issue age and sex of the life insured. The maximum number of Target Premiums subject to the deferred sales charge varies, based on the issue age of the life insured, the face amount at issue and the amount of any increase.

                  The maximum deferred sales charge will be in effect for at least the first five years of the Surrender Charge Period. After that, the portion of the deferred sales charge that remains in effect will grade down at a rate that also varies according to the issue age of the life insured until, at the end of the Surrender Charge Period, there is no deferred sales charge. The table to be used to reduce the applicable deferred sales charge during the Surrender Charge Period will be set forth in each Policy and the policyowner will be informed of the table to be used in connection with sales charges on increases in face amount.

                  In order to determine the deferred sales charge applicable to a face amount increase, Manulife New York will treat a portion of the Policy Value on the date of increase as a premium attributable to the increase. In addition, a portion of each premium paid on or subsequent to the increase will be attributed to the increase. In each case, the portion attributable to the increase will be the ratio of the "guideline annual premium" for the increase to the sum of the guideline annual premiums for the initial face amount and all increases including the requested increase.

                  Charges On Partial Withdrawals. Whenever a portion of the surrender charges is deducted as a result of a partial withdrawal of Policy Value in excess of the Withdrawal Tier Amount, the Policy's remaining surrender charges will be reduced by the amount of the charges taken. The surrender charges not assessed as a result of the 10% free withdrawal provision remain in effect under the Policy and may be assessed upon surrender or lapse, other partial withdrawals, or a requested decrease in face amount. The portion of the surrender charges assessed will be based on the ratio of the amount of the withdrawal in excess of the Withdrawal Tier Amount to the Net Cash Surrender Value of the Policy less the Withdrawal Tier Amount immediately prior to the withdrawal. The surrender charges will be deducted from each Investment Account and the Guaranteed Interest Account in the same proportion as the amount of the withdrawal taken from such account bears to the total amount of the withdrawal. If the amount in the account is insufficient to pay the portion of the surrender charges allocated to that account, then the portion of the withdrawal allocated to that account will be reduced so that the withdrawal plus the portion of the surrender charges allocated to that account equal the value of that account. Units equal to the amount of the partial withdrawal taken, and surrender charges deducted, from each Investment Account will be canceled based on the value of such units determined at the end of the Business Day on which Manulife New York receives a written request for withdrawal at its Service Office.

                  If the Option 1 death benefit is in effect under a Policy from which a partial withdrawal is made, the face amount of the Policy will be reduced. If the death benefit is equal to the face amount at the time of withdrawal, the face amount will be reduced by the amount of the withdrawal plus the portion of the surrender charges assessed. If the death benefit is based upon the Policy Value times the applicable percentage set forth under "Death Benefit Options" above, the face amount will be reduced only to the extent that the amount of the withdrawal plus the portion of the surrender charges assessed exceeds the difference between the death benefit and the face amount. Reductions in face amount resulting from partial withdrawals will not incur any surrender charges above the surrender charges applicable to the withdrawal. When the face amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in face amount, i.e., against the face amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial face amount.

                  Charges On Decreases In Face Amount. As with partial withdrawals, a portion of a Policy's surrender charges will be deducted upon a decrease, or a cancellation of an increase, in face amount requested by the policyowner. Since surrender charges are determined separately for the initial face amount and each face amount increase, and since a decrease in face amount will have a different impact on each level of insurance coverage, the portion of the surrender charges to be deducted with respect to each level of insurance coverage will be determined separately. Such portion will be the same as the ratio of the amount of the reduction in such coverage to the amount of such coverage prior to the reduction.

                  Decreases are applied to the most recent increase first and thereafter to the next most recent increases successively. The charges will be deducted from the Policy Value, and the amount so deducted will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion as the Policy Value in each bears to the Net Policy Value. Whenever a portion of the surrender charges is deducted as a result of a decrease in face amount, the Policy's remaining surrender charges will be reduced by the amount of the charges taken.

                  Charges Remaining After Face Amount Decreases Or Partial Withdrawals. Each time a pro-rata deferred underwriting charge or a pro-rata deferred sales charge for a face amount decrease or for a partial withdrawal is deducted, the remaining deferred underwriting charge and deferred sales charge will be reduced proportionately.

                  The remaining deferred underwriting charge will be the result of (a) divided by (b), multiplied by (c), where:

                  (a) is the grading percentage applicable to the life insured's issue age and Policy duration;

                  (b) is the grading percentage applicable to the life insured's issued age at the time of the last face amount decrease or partial withdrawal; and

                  (c) is the remaining deferred sales charge prior to the last face amount decrease or partial withdrawal less the deferred underwriting charge deducted for that face amount decrease or partial withdrawal.

                  The remaining deferred sales charge will be the result of (a) divided by (b), multiplied by (c), where:

                  (a) is the grading percentage applicable to the Policy duration;

                  (b) is the grading percentage at the time of the last face amount decrease or partial withdrawal; and

                  (c) is the remaining deferred sales charge prior to the last face amount decrease or partial withdrawal less the deferred sales charge deducted for that face amount decrease or partial withdrawal.

                  Until the sum of premiums paid equals or exceeds the number of Target Premiums subject to deferred sales charge multiplied by the Target Premium, subsequent premium payments will increase the remaining deferred sales charge.

                  (4) Cumulated or Reinvested Distributions or Income

                  All income distributions (net of any withholding tax) and all other distributions received by the Separate Account are reinvested at net asset value in shares of the portfolios of the Trust.

                  (5) Redeemed or Liquidated Assets

                  No load, fee, expense or charge is assessed in connection with a redemption of shares of the portfolios of the Trust. A charge is assessed in connection with certain Policy redemptions as described in response to item 13(a)(3) above.

      (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

                  See response to item 13(a) above.

      (c) State (1) the amount of sales load as a percentage of the net amount invested, and (2) the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust.

                  As previously stated, no sales load is deducted from purchase payments.

      (d) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

                  None.

      (e) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                  Neither the Company nor the principal underwriter of the Separate Account nor any affiliated person of the Company will receive any profits or other benefits not included in answer to items 13(a) or 13(d) through the sale or purchase of the Policies or shares of the portfolios of the Trust.

      (f) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                  Not applicable.

Information Concerning the Operations of the Trust

14. Describe the procedure with respect. to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

            To purchase a Policy, an applicant must submit a completed application. Manulife New York will issue a Policy only if it has a face amount of at least $50,000 ($100,000 for preferred risk policies). A Policy will generally be issued to persons between ages 0 and 90. In certain circumstances the Company may at its sole discretion issue a Policy to persons above age 90. Before issuing a Policy, Manulife New York will require evidence of insurability satisfactory to it. A life insured will have a risk class of preferred/non-smoker, preferred/smoker, standard/non-smoker or standard/smoker as determined by underwriting rules. Persons failing to meet standard underwriting requirements nonetheless may be eligible to purchase a Policy provided an additional rating is assigned. Acceptance of an application is subject to the Company's insurance underwriting rules. Each Policy is issued with a policy date from which policy years, policy months and policy anniversaries are all determined. Each Policy also has an effective date which is the date the Company becomes obligated under the Policy and when the first monthly deductions are taken. If an application is accompanied by a check for at least the Initial Premium and the application is accepted, the policy date will be the date the application and check were received at the Manulife New York Service Office and the effective date will be the date Manulife New York's underwriters approve issuance of the Policy. If an application is accompanied by a check for at least the Initial Premium, the life insured may be covered under the terms of a conditional insurance agreement until the effective date. If an application accepted by the Company is not accompanied by a check for at least the Initial Premium, the Policy will be issued with a policy date which is seven days after issuance of the Policy (the "issue date") and with an effective date which is the date the Service Office receives at least the Initial Premium. In certain situations a different policy date may be used. The Initial Premium must be received within 60 days after the policy date; however, the Initial Premium may be required within 30 days on Policies issued with Additional Ratings. If the Initial Premium is not paid or if the application is rejected, the Policy will be canceled and any premiums paid will be returned to the applicant.

            Under certain circumstances a Policy may be issued with a backdated policy date. A Policy will not be backdated more than six months before the date of the application for the Policy. Monthly deductions will be made for the period the policy date is backdated.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

            All premiums received prior to the effective date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust. On the effective date, the premiums paid plus interest credited, net of deductions for Federal, state and local taxes, will be allocated among the Investment Accounts or the Guaranteed Interest Account in accordance with the policyowner's instructions.

            All premiums received on or after the effective date of the Policy will be allocated among the Investment Accounts or the Guaranteed Interest Account as of the date the premiums were received at the Manulife New York Service Office. Monthly deductions are due on the policy date and at the beginning of each policy month thereafter. However, if due prior to the effective date, they will be taken on the effective date instead of the dates they were due.

            Net Premiums may be allocated to either the Guaranteed Interest Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Guaranteed Interest Account are made as a percentage of the Net Premium. The percentage allocation to any account may be any whole number between zero and 100, provided the total percentage allocations equal 100. A policyowner may change the way in which Net Premiums are allocated at any time without charge. The change will take effect on the date a written or authorized telephonic request for change, in a format satisfactory to the Company, is received at the Manulife New York Service Office.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof and state the substance of the provisions of any indenture or agreement pertaining thereto.

            In the case of outstanding policies, purchases of shares of the portfolios of the Trust are made at the net asset value of such shares net determined after receipt by the Depositor at its service office of purchase payments. Redemptions of shares of the portfolios of the Trust are made at the net asset value next determined after receipt by the Depositor at its service office of a request for surrender or transfer, or in the case of redemptions made for other purposes contemplated under the policies, as determined by the Depositor.

17.   (a)   Describe the procedure with respect to withdrawal or redemption by security holders.

                  Any withdrawal or redemption will be in accordance with the description in response to item 10(c).

      (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                  The Company is required by the Policies to honor withdrawal or redemption requests as described in item 10(c).

      (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                  If a contract is totally surrendered, it will be canceled and no further purchase payments may be made thereunder.

18.   (a)   Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  All distributable funds of the Separate Account (including income and capital gains distributions) are reinvested in shares of the portfolios of the Trust at net asset value and added to the assets of the Separate Account.

      (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Not applicable.

      (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                  Not applicable.

      (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share.
            If distributions from sources other than current income have been made identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                  Not applicable.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

            Within 30 days after each policy anniversary, Manulife New York will send the policyowner a statement showing, among other things, the amount of the death benefit, the Policy Value and its allocation among the Investment Accounts, the Guaranteed Interest Account and the Loan Account, the value of the units in each Investment Account to which the Policy Value is allocated, any Loan Account balance and any interest charged since the last statement, the premiums paid and policy transactions made during the period since the last statement and any other information required by law.

            Within 10 days after any transaction involving purchase, sale, or transfer of units of Investment Accounts, a confirmation statement will be sent.

            Each policyowner will also be sent an annual and a semi-annual report for Manufacturers Investment Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

      (a)   Amendments to such indenture or agreement.

                  Not applicable.

      (b)   The extension of termination of such indenture or agreement.

                  Not applicable.

      (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to performance duties, obligations and functions.

                  Not applicable.

      (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                  The Separate Account has no trustee.

      (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

                  There are no provisions relating to the removal or resignation of the Company or the failure of the Company to perform its duties, obligations and functions.

      (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                  There are no provisions relating to the appointment of a successor company or the procedure if a successor company is not appointed.

21.   (a)   State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

                  While the Policy is in force, the policyowner may borrow against the Policy Value of his or her Policy. The Policy serves as the only security for the loan. The minimum amount of any loan is $500. The maximum loan amount is the amount which would cause the Modified Policy Debt to equal the loan value of the Policy on the date of the loan. The loan value is the Policy's Cash Surrender Value less the monthly deductions due to the next policy anniversary. The Modified Policy Debt as of any date is the Policy Debt (the aggregate amount of policy loans, including borrowed interest, less any loan repayments) plus the amount of interest to be charged to the next policy anniversary, all discounted from the next policy anniversary to such date at an annual rate of 4%. An amount equal to the Modified Policy Debt is transferred to the Loan Account to ensure that a sufficient amount will be available to pay interest on the Policy Debt at the next policy anniversary.

                  When a loan is made, Manulife New York will deduct from the Investment Accounts or the Guaranteed Interest Account, and transfer to the Loan Account, an amount which will result in the Loan Account value being equal to the Modified Policy Debt. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Guaranteed Interest Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

                  A policy loan may result in a Policy's failing to satisfy the No Lapse Guarantee and/or the Death Benefit Guarantee Cumulative Premium Test, since the Policy Debt is subtracted from the sum of the premiums paid in determining whether the Death Benefit Guarantee Cumulative Premium Test is satisfied. As a result, the Death Benefit Guarantee or No Lapse Guarantee may terminate. Moreover, if the Death Benefit Guarantee or No Lapse Guarantee is not in force, a policy loan may cause a Policy to be more susceptible to going into default, since a policy loan will be reflected in the Net Cash Surrender Value. A policy loan will also affect future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Funds selected by the policyowner or increasing in value at the rate of interest credited for amounts allocated to the Guaranteed Interest Account. Policy loans may have tax consequences. A policyowner considering the use of systematic policy loans as one element of a comprehensive retirement income plan should consult his or her personal tax advisor regarding the potential tax consequences if such loans were to so reduce Policy Value that the Policy would lapse, absent additional payments. The premium payment necessary to avert lapse would increase with the age of the insured. Finally, a policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the value of the Policy Debt at the date of death in arriving at the insurance benefit.

                  Interest Charged On Policy Loans. Interest on the Policy Debt will accrue daily and be payable annually on the policy anniversary. The rate of interest charged will be fixed at an effective annual rate of 5.75%. If the interest due on a policy anniversary is not paid by the policyowner, the interest will be borrowed against the Policy.

                  Interest Credited To The Loan Account. Manulife New York will credit interest to any amount in the Loan Account at an effective annual rate of at least 4%. The actual rate credited is:

                  On amounts up to the Policy's Select Loan Amount, the rate of interest charged on the policy loan less an interest rate differential, currently 0%; provided, however, if at some time in the future it is determined that the current differential could cause the loan to be treated as a taxable distribution under any applicable ruling, regulation or court decision, Manulife New York has the right to increase the differential on all subsequent Select Loan Amounts either (i) to an amount that may be prescribed in such ruling, regulation or court decision that would result in the transaction being treated as a loan under Federal tax law or (ii) if no amount is prescribed, to an amount that Manulife New York considers to be more likely to result in the transaction being treated as a loan under Federal tax law.

                  On amounts in excess of the Select Loan Amount as described above, the rate of interest charged on the policy loan less an interest rate differential, currently 1.75%.

                  Prior to the later of the tenth policy anniversary and the anniversary following attained age 55, the amount available as a Select Loan is zero; after the later of the tenth policy anniversary and the policy anniversary following attained age 55, the amount available annually as a Select Loan is equal to 12% of the Policy's Net Cash Surrender Value at the previous policy anniversary. The amount available as a Select Loan applies to existing and new loans. If, at the time a policyowner is considering a Select Loan, interest due currently on his or her outstanding loans equals or exceeds the Select Loan Amount, the Select Loan feature could not be used to withdraw additional cash from Policy Value. The total of all loans, including the Select Loan Amount, cannot exceed the maximum loan amount as described above.

                  Loan Account Adjustments. When a loan is first taken out, and at specified events thereafter, the value of the Loan Account is adjusted. Whenever the Loan Account is adjusted, the difference between (i) the Loan Account before any adjustment and (ii) the Modified Policy Debt at the time of adjustment, is transferred between the Loan Account and the Investment Accounts or the Guaranteed Interest Account. The amount transferred to or from the Loan Account will be such that the value of the Loan Account is equal to the Modified Policy Debt after the adjustment.

                  The specified events which cause an adjustment to the Loan Account are (i) a policy anniversary, (ii) a partial or full loan repayment, (iii) a new loan being taken out, or (iv) when an amount is needed to meet a monthly deduction. A loan repayment may be implicit in that policy debt is effectively repaid upon termination (i.e., upon death of the life insured, surrender or lapse of the policy). In each of these instances, the Loan Account will be adjusted so that any excess of the Loan Account over the Modified Policy Debt after the repayment will be included in the termination proceeds.

                  Except as noted below in the Loan Repayments section, amounts transferred from the Loan Account will be allocated to the Investment Accounts and the

                  Guaranteed Interest Account in the same proportion as the value in the corresponding "loan sub-account" bears to the value of the Loan Account. A "loan sub-account" exists for each Investment Account and for the Guaranteed Interest Account. Amounts transferred to the Loan Account are allocated to the appropriate loan sub-account to reflect the account from which the transfer was made.

                  Loan Repayments. Policy Debt may be repaid in whole or in part at any time prior to the death of the life insured provided the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and a transfer is made to the Guaranteed Interest Account or the Investment Accounts so that the Loan Account at that time equals the Modified Policy Debt. Loan repayments will first be allocated to the Guaranteed Interest Account until the associated loan sub-account is reduced to zero. Loan repayments will then be allocated to each Investment Account in the same proportion as the value in the corresponding loan sub-account bears to the value of the Loan Account. Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums.

      (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

                  See response to item 21(a) above.

      (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                  Not applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

            There is no indenture or agreement which limits the liabilities of the Company under the Policies.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

            A blanket fidelity bond issued by American Home Assurance Company in the aggregate amount of $50 million ($25 million for any one claim) covers all officers and employees of The Manufacturers Life Insurance Company and its subsidiaries.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

            There are no other indentures or agreements concerning the Separate Account or the Policies and no other material functions or duties of the Company not stated in item 10 or items 14 to 23 inclusive.

III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR.

Organization and Operations of Depositor

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

            The Company is a stock life insurance company organized under the laws of the State of New York in 1992.

26.   (a)   Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith:

                  Not applicable.

      (b) Furnish information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

                  Not applicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

            The Company is a stock life insurance company. It has obtained authority to do business in the State of New York only. The Company acts as depositor for The Manufacturers Life Insurance Company of New York Separate Account A, a separate account of the Company used to fund variable annuity contracts issued by the Company.

Officials and Affiliated Persons of Depositor

28.   (a)   Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                  As of December 31, 1997, no officer or director of the Company or any natural person, directly or indirectly, owned, controlled or held with the power to vote, any securities of the Company. The Company is a wholly-owned subsidiary of The Manufacturers Life Insurance Company of North America ("Manulife North America"). The ultimate parent of the Company is The Manufacturers Life Insurance Company ("Manulife"). Manulife is a mutual life insurance company. To the knowledge of the Company, no person or company holds or controls, directly or indirectly, the power to vote 5% or more of the votes entitled to be cast by owners of insurance policies issued by Manulife.

                  No officer, director or stockholder of the Company owns any Policies. The officers and directors of the Company are set forth in response to item 28(b).

      (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                  The directors and officers of Manulife New York, together with their principal occupations during the past few years, are as follows:

                              POSITION WITH THE
NAME, ADDRESS AND AGE             COMPANY                      PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------
Bruce Avedon                      Director                     Consultant (self-employed).
6601 Hitching Post Lane
Cincinnati, OH  45230
Age: 68

John D. DesPrez III               Director                     Senior Vice President,
73 Tremont Street                                              Annuities, Manulife,
Boston, MA  02108                                              September 1996 to present;
Age: 40                                                        Director and President,
                                                               Manulife North America,
                                                               September 1996 to present;
                                                               Vice President, Mutual Funds,
                                                               Manulife, January, 1995 to
                                                               September 1996; President and
                                                               Chief Executive Officer, North
                                                               American Funds, March 1993 to
                                                               September 1996; Vice President
                                                               and General Counsel, Manulife
                                                               North America, January 1991 to
                                                               June 1994.

Stephanie Elliman                 Vice President and           Chief Administration
Corporate Center at Rye           Chief Administration         Officer, Manulife New York,
555 Theodore Fremd Ave.           Officer                      August 1993: Manager,
Rye, NY  10580                                                 Marketing Specialists, WLA,
Age: 50                                                        1991 to August 1993.

Ruth Ann Flemming                 Director                     Homemaker.
145 Western Drive
Short Hills, NJ  07078
Age: 39

Bruce Gordon                      Director                     Senior Vice President,
200 Bloor Street East                                          North American Group
Toronto, Ontario, Canada                                       Pensions, Manulife.
M4W 1E5
Age: 53

Tracy A. Kane                     Secretary and Counsel        Assistant Vice President
73 Tremont Street                                              and Counsel, Manulife North
Boston, MA  02108                                              America, April 1993 to
Age: 36                                                        present; Counsel, Fidelity
                                                               Investments, prior to April
                                                               1993.

                              POSITION WITH THE
NAME, ADDRESS AND AGE             COMPANY                      PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------

Theodore Kilkuskie                Director                     Senior Vice President, U.S.
73 Tremont Street                                              Individual Insurance,
Boston, MA  02108                                              Manulife, June 1995 to
Age: 42                                                        present; Executive Vice
                                                               President, Mutual Fund Sales &
                                                               Marketing, State Street
                                                               Research & Management, March
                                                               1994 to May 1995; Vice
                                                               President, Mutual Fund Sales &
                                                               Marketing, MetLife, prior to
                                                               March 1994.

David W. Libbey                   Treasurer                    Vice President, Finance,
73 Tremont Street                                              Manulife North America,
Boston, MA 02108                                               June 1997 to present; Vice
Age: 49                                                        President and Actuary,
                                                               Second Vice President and
                                                               Actuary, Paul Revere Insurance
                                                               Group, June 1970 to March
                                                               1997.

Neil M. Merkl, Esq.               Director                     Attorney (self-employed),
35-35 161st Street                                             April 1994 to present;
Flushing, NY  11358                                            Partner, Wilson Elser,
Age: 66                                                        Etc., 1979 to 1994.

Robert C. Perez, Ph.D.            Director                     Associate Professor, Iona
715 North Avenue                                               College, Hagen Business
New Rochelle, NY  01801                                        School.
Age: 70

John Richardson                   Director and Chairman        Executive Vice President
200 Bloor Street East             of the Board of              and General Manager, U.S.
Toronto, Ontario, Canada          Directors                    Operations, Manulife,
M4W 1E5                                                        January 1995 to present;
Age: 59                                                        Senior Vice President and
                                                               General Manager, Canadian
                                                               Operations, Manulife, June
                                                               1992 to January 1995; Senior
                                                               Vice President, Financial
                                                               Services, Manulife, prior to
                                                               June 1992.

James K. Robinson                 Director                     Attorney, Assistant
7 Summit Drive                                                 Secretary, Eastman Kodak
Rochester, NY  14620                                           Company.
Age: 70

                              POSITION WITH THE
NAME, ADDRESS AND AGE             COMPANY                      PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------
A. Scott Logan                    Director and                 Director and President,
1455 East Putnam Avenue           President                    Wood Logan Associates,
Old Greenwich, CT  06870                                       Inc.  Senior Vice President
Age: 59                                                        and National Marketing
                                                               Director, Massachusetts
                                                               Financial Services.

John G. Vrysen                    Vice President and           Vice President and Chief
73 Tremont Street                 Chief Actuary                Financial Officer, U.S.
Boston, MA  02108                                              Operations, Manulife,
Age: 42                                                        January 1996 to present;
                                                               Vice President and Chief
                                                               Actuary, Manulife North
                                                               America.

Companies Owning Securities of Depositor

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

            The Company is a wholly-owned subsidiary of Manulife North America. Manulife North America is a stock life insurance company organized under the laws of Delaware in 1979 with its principal office located at 116 Huntington Avenue, Boston, Massachusetts
            02116.

            The ultimate parent of the Company is Manulife. Prior to January 1, 1996, Manulife North America was a wholly owned subsidiary of North American Life Assurance Company ("NAL"), a Canadian mutual life insurance company. On January 1, 1996 NAL and Manulife merged with the combined company retaining the Manulife name.

            Effective January 1, 1996, immediately following the merger of NAL and Manulife, Manulife North America experienced a corporate restructuring which resulted in the formation of a newly organized holding corporation, Manulife-Wood Logan Holding Co., Inc., formerly NAWL Holding Co., Inc. ("MWL"). MWL holds all of the outstanding shares of Manulife North America and Wood Logan Associates, Inc. ("WLA"). MWL is owned 62.5% by The Manufacturers Life Insurance Company (U.S.A.), 22.5% by MRL Holding, LLC and 15% by the principals of WLA.

            On January 19, 1998, the Board of Directors of Manulife asked the Management of Manulife to prepare a plan for conversion of Manulife from a mutual life insurance company to an investor-owned, publicly traded stock company. Any demutualization plan for Manulife is subject to the approval of the Manulife Board of Directors and participating policy holders as well as regulatory approval.

Controlling Persons

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

            None.

Compensation of Officers and Directors of Depositor Compensation of Officers of Depositor

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

      (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

      (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

      (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

            Not applicable.

Compensation of Directors

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

      (a)   the aggregate direct remuneration to directors

      (b)   indirectly or through subsidiaries to directors

            Not applicable.

Compensation to Employees

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                  Not applicable.

      (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                  Not applicable.

Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

            Not applicable.

IV.   DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

35.   Furnish the names of the states in which sales of the trust's securities
      (A) are currently being made, (B) are presently proposed to be made, and
      (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

            No sales of Policies have been made or are currently being made. It is presently proposed to sell Policies only in the State of New York.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

            Not applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any Federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

                  (1)   Name of officer, agency or body.

                  (2)   Date of denial.

                  (3)   Brief statement of reason given for denial.

                        Not applicable.

      (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any Federal or state governmental officer, agency or regulatory body.

                  (1)   Name of officer, agency or body.

                  (2)   Date of revocation.

                  (3)   Brief statement of reason given for revocation.

                        Not applicable.

38.   (a)   Furnish a general description of the method of distribution of securities of the trust.

                  MSS will act as the principal underwriter of, and continuously offer, the Policies pursuant to a Distribution Agreement with the Company. MSS is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc. and is duly appointed and licensed as an insurance agent of Manulife New York. The Policies will be sold by registered representatives of broker-dealers having distribution agreements with MSS who are also licensed by the New York State Insurance Department and appointed with Manulife New York.

      (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                  Pursuant to the Distribution Agreement between MSS and the Company, the Company has appointed MSS as the principal underwriter of, and its exclusive representative for the distribution of, the Policies. The agreement provides that MSS will use its best efforts to arrange for the sale of the Policies by other broker-dealers registered under the 1934 Act. With the consent of the Company, MSS may execute agreements with other broker-dealers to offer and sell the Policies. All commissions payable to authorized persons in connection with contract sales will be paid by MSS in accordance with the terms of the applicable agreement with such persons then in effect. As compensation for the expenses incurred and services performed by MSS, the Company will pay to MSS such amounts as are from time to time agreed to in writing by the parties.

                  The Company has entered into an agreement with MSS pursuant to which MSS will pay selling broker dealers maximum commissions and expense allowance payments pursuant to limitations imposed by New York insurance law. The Company will prepare and maintain all books and records required to be prepared and maintained by MSS with respect to the Policies and such other policies, and send all confirmations required to be sent by MSS with respect to the Policies and such other policies. The Company will pay MSS for all sales commissions paid by the Company and will pay the Company for expenses incurred and services performed by MSS under the terms of the agreement in such amounts and at such times as agreed to by the parties.

                  Manulife has also entered into a Service Agreement with the Company pursuant to which Manulife or its designee will provide to the Company all issue, administrative, general services and recordkeeping functions on behalf of the Company with respect to all of its insurance policies including the Policies.

      (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                  The gross first year compensation paid by the Company, consisting of commission, expense allowance and General Agent override, if applicable, will not exceed 99% of premiums paid up to the Target Premium and a total of 3% on the excess thereof. Additionally, the Company may pay renewal compensation consisting of commission and expense allowance, totaling 3% of premiums paid in years 2 to 15, and 2% thereafter, plus 0.15% of the Policy Value per annum after the third anniversary.

Information Concerning Principal Underwriter

39.   (a)   State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                  MSS is a corporation organized under the laws of Massachusetts on August 27, 1984.

      (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

                  No Policies are currently being distributed. MSS is a member of the National Association of Securities Dealers, Inc.

40.   (a)   Furnish information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

                  Not applicable.

      (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                  (1)   The nature of such fee or participation.

                  (2)   The name of the person making payment.

                  (3) The nature of the services rendered in consideration for such fee or participation.

                  (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                              Not applicable.

41.   (a)   Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                  MSS currently acts as investment adviser to Manufacturers Investment Trust and principal underwriter of variable annuity contracts issued by the Company and The Manufacturers Life Insurance Company of North America and of variable life insurance policies issued by the latter company. Prior to October 1, 1997, MSS acted as investment adviser of and principal underwriter for North American Funds, a registered management investment company. On that date, the investment advisory and principal underwriting responsibilities for North American Funds were transferred to unaffiliated entities.

      (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                  Not applicable.

      (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                  Not applicable.

42. Furnish as at latest practicable date information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

            Not applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

            Not applicable.

Offering Price or Acquisition Valuation of Securities of the Trust

44.   (a)   Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

                  (1) The source of quotations used to determine the value of portfolio securities.

                  (2) Whether opening, closing, bid, asked or any other price is used.

                  (3) Whether price is as of the day of sale or as to any other time.

                  (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                  (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

                  An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

                  Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit at the end of the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values at the end of the Business Day on which the premium is received at the Manulife New York Service Office or other office or entity so designated by Manulife New York.

                  Units are valued at the end of each Business Day. A Business Day is deemed to end at the time of the determination of the net asset value of the Trust shares. When an order involving the crediting or canceling of units is received after the end of a Business Day or on a day which is not a Business Day, the order will be processed on the basis of unit values determined at the end of the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made at the end of the next Business Day.

                  The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value is determined by multiplying the unit value for the preceding Business Day by the "net investment factor" for the particular sub-account for such subsequent Business Day. The net investment factor for a sub-account for any Business Day is equal to (a) divided by (b), where:

                  (a) is the net asset value of the underlying Portfolio shares held by that sub-account at the end of such Business Day before any policy transactions are made on that day; and

                  (b) is the net asset value of the underlying Portfolio shares held by that sub-account at the end of the immediately preceding Business Day after all policy transactions have been made for that day.

                  Manulife New York reserves the right to adjust the above formula for any taxes determined by it to be attributable to the operations of the sub-account.

                  Information on the method of determining the net asset value of shares of the portfolios of the Trust is contained in the registration statement for the Trust, File No. 2-94157.

      (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                  No Policies have been offered for sale.

      (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                  Not applicable.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

            (a)   by whose action redemption rights were suspended.

            (b) the number of days' notice given to security holders prior to suspension of redemption rights.

            (c)   reason for suspension.

            (d)   period during which suspension was in effect.

                  Not applicable.

Redemption Valuation of Securities of the Trust

46.   (a)   Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

                  (1) The source of quotations used to determine the value of portfolio securities.

                  (2) Whether opening, closing, bid, asked or any other price is used.

                  (3) Whether price is as of the day of sale or as of any other time.

                  (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                  (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities:

                  (6)   Whether adjustments are made for fractions.

                        For a description of the method of determining the surrender value of Policies, see the response to items 10(c) above.

      (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

                  No Policies have been offered for sale.

Purchase and Sale of Interests in Underlying Securities from and to Security Holders

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

            The Company will reinvest distributions from the Trust in additional shares of portfolios of the Trust, will purchase and redeem shares of the portfolios of the Trust in connection with transfers between sub-accounts, and will redeem shares of the portfolios of the Trust at net asset value for the purpose of meeting contract obligations, assessing charges, adjusting reserves or such other purposes as are consistent with the Policies. There is no procedure for the purchase of shares of the portfolios of the Trust from policyowners who exercise withdrawal or redemption rights.

V.     INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust.

      (a)   Name and principal business address.

                  There is no trustee or custodian of the Separate Account.

      (b)   Form of organization.

                  Not applicable.

      (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

                  Not applicable.

      (d) Name of governmental supervising or examining authority.

                  Not applicable.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

            Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

            Pursuant to New York law and the Policies, the assets of the Separate Account attributable to the Policies are not subject to liabilities of the Company arising out of any other business the Company may conduct.

VI.   INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

      (a)   The name and address of the insurance company.

                  Various insurance benefits are provided under the Policies by the Company, Manulife New York, Corporate Center at Rye, 555 Theodore Fremd Avenue, Rye, New York 10580.

      (b)   The types of policies and whether individual or group policies.

                  The Policies are individual variable life insurance policies. Information respecting the Policies is provided in response to items 10 and 13 above.

      (c)   The types of risks insured and excluded.

                  See response to paragraph (b) of this item.

      (d) The coverage of the policies.

                  See response to paragraph (b) of this item.

      (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

                  See response to paragraph (b) of this item.

      (f)   The terms and manner of cancellation and of reinstatement.

                  See response to paragraph (b) of this item.

      (g) The method of determining the amount of premiums to be paid by holders of securities.

                  See the response to item 13(a) for information on the method of assessing the charges provided for in the Policies.

      (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                  Not applicable.

      (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

                  No person other than the Company receives the premiums under the Policies.

      (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                  None.

VII.  POLICY OF REGISTRANT

52.   (a)   Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                  Although Manulife New York believes it to be highly unlikely, it is possible that in the judgment of its management, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulations, because the shares are no longer available for investment, or for some other reason. In that event, Manulife New York may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC and the New York insurance department may be required.

                  Manulife New York also reserves the right to combine other separate accounts with the Separate Account, to establish additional sub-accounts within the Separate Account, to operate the Separate Account as a management investment company or other form permitted by law, to transfer assets from this Separate Account to another separate account and from another separate account to this Separate Account, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable Federal and New York state law.

                  The investment objectives of the Separate Account will not be changed materially without first filing the change with the Insurance Commissioner of the State of New York. Policyowners will be advised of any such change at the time it is made.

      (b) Furnish information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

                  Not applicable.

      (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

                  (1)   the grounds for elimination and substitution;

                  (2) the type of securities which may be substituted for any underlying security;

                  (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

                  (4) whether such substituted securities may be the securities of another investment company; and

                  (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                        See response to paragraph (a) of this item.

      (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                  None.

Regulated Investment Company

53.   (a)   State the taxable status of the trust.

                  The Company is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended. Since the operations of the Separate Account are a part of, and are taxed with, the operations of the Company, the Separate Account is not separately taxed as a "regulated investment company" under the Internal Revenue Code of 1986, as amended.

      (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current year.

                  Not applicable; see response to paragraph (a) of this item.

VIII. FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates furnish information with respect to each class or series of its securities.

            Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall he filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

            Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

            Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

            Not applicable.

58. If the trust is the issuer of periodic payment plan certificates furnish information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

            Not applicable.

59.   Financial statements:

      Financial Statements of the Trust:

            None.

      Financial Statements of the Depositor:

            The financial statements of Company will be included in the registration statement on Form S-6, as amended, filed pursuant to the Securities Act of 1933.

IX.   EXHIBITS

      A. Furnish the most recent form of the following as amended to date and currently in effect:

      (1) The indenture or agreement under the terms of which the trust was organized or issued securities.

                  Resolutions of Board of Directors of First North American Life Assurance Company, now known as The Manufacturers Life Insurance Company of New York, establishing FNAL Variable Life Account I, now known as The Manufacturers Life Insurance Company of New York Separate Account B

      (2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to in paragraph (1).

                  Not applicable.

      (3)   Distributing contracts:

            (a) Agreements between the trust and principal underwriter or between the depositor and principal underwriter.

                  Underwriting and Distribution Agreement between The Manufacturers Life Insurance Company of New York (Depositor) and Manufacturers Securities Services, LLC (Underwriter)

            (b) Specimen of typical agreements between principal underwriter and dealers, managers, sales supervisors and salesmen.

                  Selling Agreement between The Manufacturers Life Insurance Company of New York, Manufactures Securities Services, LLC (Underwriter), Selling Broker Dealers, and General Agent


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
            (c) Schedules of sales commissions referred to in Item 38 (c).

                  Not applicable.

      (4) Any agreement between the depositor, principal underwriter and the custodian or trustee other than indentures or agreements set forth in paragraphs (1), (2) and (3) with respect to the trust or its securities.

                  Not applicable.

      (5)   The form of each type of security.

            Form of Flexible Premium Variable Life Insurance Policy

      (6) The certificate of incorporation or other instrument of organization and by-laws of the depositor.

            (a)(i) Declaration of Intention and Charter of First North American Life Assurance Company, now known as The Manufacturers Life Insurance Company of New York

            (a)(ii) Certificate of amendment of the Declaration of Intention and Charter of First North American Life Assurance Company

            (a)(iii) Certificate of amendment of the Declaration of Intention and Charter of The Manufacturers Life Insurance Company of New York

            (b) By-laws of First North American Life Assurance Company, now known as The Manufacturers Life Insurance Company of New York

      (7) Any insurance policy under a contract between the trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

            Not applicable.


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
      (8) Any agreement between the trust or the depositor concerning the trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons.

            Form of Reinsurance Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company (USA)

B.    Furnish copies of each of the following:

      (1) Each notice sent to security holders pursuant to Section 19 of the Act prior to the date of the filing of this form.

                  Not applicable.

      (2) Each annual report sent to security holders covering each fiscal year ending after January 1, 1937, exclusive of reports, copies of which have heretofore been filed with the Commission pursuant to the Act.

                  Not applicable.

      C. Furnish the name and address of each dealer to or through whom any principal underwriter currently offering securities of the trust, distributed securities of the trust during the last fiscal year covered by the financial statements filed herewith.

                  Not applicable.

      D.    Other Exhibits:

                  None.


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
                                   SIGNATURES


      Pursuant to the requirements of the Investment Company Act of 1940 the registrant, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boston, and Commonwealth of Massachusetts, on the 20th day of March, 1998.


                            THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW
                              YORK SEPARATE ACCOUNT B
                                        (Registrant)

                            By: THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW
                                 YORK
                                        (Depositor)


                             By:  /s/ A. SCOTT LOGAN
                                 ------------------------------------
                                 A. Scott Logan
                                    President



Attest


/s/ TRACY A. KANE
----------------------------
Tracy A. Kane
Secretary



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